Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-106292

Energy East Corporation

Dated: August 14, 2006

Issuer:	Energy East Corporation
Size:	$250 million (Re-opening of $250 million of 6.75% Notes due July 15, 2036 issued on July 24, 2006)
Maturity:	July 15, 2036
Coupon (Interest Rate):	6.750%
Yield to Maturity:	6.790%
Spread to Benchmark Treasury:	168 basis points
Benchmark Treasury:	4.5% UST due February 15, 2036
Benchmark Treasury Price and Yield:	$90-24 and 5.110%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2007
Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 25 basis points
Price to Public:	$248,717,500 (99.487%)
Accrued Interest:	$1,078,125 (0.43125%) as of August 17, 2006
Settlement Date:	August 17, 2006 (T+3)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533 or Citigroup Global Markets Inc. toll free at (877) 858-5407.